CUSIP NO.61945R100                     13G                    PAGE 1 OF 9 PAGES

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13d-2

                               (AMENDMENT NO. 1)(1)


                              Moscow CableCom Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    61945R100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               September 21, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)



(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 9 Pages

CUSIP NO.61945R100                     13G                    PAGE 2 OF 9 PAGES

________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        Firebird Management LLC (2)
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


        New York
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY              1,206,064 (2)
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH                1,206,064 (2)
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,206,064 (2)

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


        8.6%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


        IA
________________________________________________________________________________

(2) The controlling member of the Reporting Person is Harvey Sawikin. The Reporting Person may be deemed the beneficial owner of 596,500 shares (or 4.3% of the outstanding shares of Common Stock of the issuer, which includes 163,000 shares issuable upon the exercise of warrants) in its capacity as the investment adviser to Firebird Republics Fund, Ltd. (the "Republics Fund") and Firebird New Russia Fund, Ltd. (the "New Russia Fund"), which are the holders of such shares. As the investment adviser of the Republics Fund and the New Russia Fund, the Reporting Person has voting and investment control with respect to the shares. The Reporting Person may also be deemed a member of a group with the investment advisers of Firebird Avrora Fund, Ltd. and Firebird Fund, L.P., that hold respectively 353,064 shares (including 92,500 shares issuable upon the exercise of warrants) and 256,500 shares (including 75,500 shares issuable upon the exercise of warrants), as a result of the common management of the investment advisers of each such fund.

                               Page 2 of 9 Pages

CUSIP NO.61945R100                     13G                    PAGE 3 OF 9 PAGES

________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        Firebird Advisors LDC (3)
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


        Cayman Islands
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY              1,206,064 (3)
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH                1,206,064 (3)
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,206,064 (3)

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


        8.6%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


        IA
________________________________________________________________________________

(3) The controlling member of the Reporting Person is Harvey Sawikin. The Reporting Person may be deemed the beneficial owner of 256,500 shares (or 1.8% of the outstanding shares of Common Stock of the issuer, which includes 75,500 shares issuable upon the exercise of warrants) in its capacity as the investment adviser to Firebird Fund, L.P. (the "Firebird Fund"), which is the holder of such shares. As the investment adviser of the Firebird Fund, the Reporting Person has voting and investment control with respect to the shares. The Reporting Person may also be deemed a member of a group with the investment advisers of Firebird New Russia Fund, Ltd., Firebird Republics Fund, Ltd. and Firebird Avrora Fund, Ltd., that hold respectively 277,000 shares (including 81,500 shares issuable upon the exercise of warrants), 319,500 shares (including 81,500 shares issuable upon the exercise of warrants) and 353,064 shares (including 92,500 shares issuable upon the exercise of warrants), as a result of the common management of the investment advisers of each such fund.

                               Page 3 of 9 Pages

CUSIP NO.61945R100                     13G                    PAGE 4 OF 9 PAGES

________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        Firebird Avrora Advisors LLC (4)
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


        New York
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY              1,206,064 (4)
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH                1,206,064 (4)
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,206,064 (4)

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


        8.6%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


        IA
________________________________________________________________________________

(4) The controlling member of the Reporting Person is Harvey Sawikin. The Reporting Person may be deemed the beneficial owner of 353,064 shares (or 2.5% of the outstanding shares of Common Stock of the issuer, which includes 92,500 shares issuable upon the exercise of warrants) in its capacity as the investment adviser to Firebird Avrora Fund, Ltd. (the "Avrora Fund"), which is the holder of such shares. As the investment adviser of the Avrora Fund, the Reporting Person has voting and investment control with respect to the shares. The Reporting Person may also be deemed a member of a group with the investment advisers of Firebird New Russia Fund, Ltd., Firebird Republics Fund, Ltd. and Firebird Fund, L.P., that hold respectively 277,000 shares (including 81,500 shares issuable upon the exercise of warrants), 319,500 shares (including 81,500 shares issuable upon the exercise of warrants) and 256,500 shares (including 75,500 shares issuable upon the exercise of warrants), as a result of the common management of the investment advisers of each such fund.

                               Page 4 of 9 Pages

CUSIP NO.61945R100                     13G                    PAGE 5 OF 9 PAGES

SCHEDULE 13G

Item 1(a).  NAME OF ISSUER:  Moscow CableCom Corp.

Item 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 590 Madison Avenue, 38th Floor, New York, New York 10022

Item 2(a). NAME OF PERSON FILING: Firebird Management LLC; Firebird Advisors LDC; Firebird Avrora Advisors LLC (5)

Item 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE: 152 West 57th Street, 24th Floor, New York, NY 10019

Item 2(c). CITIZENSHIP: New York (but for Firebird Advisors LDC, the Cayman Islands)

Item 2(d). TITLE OF CLASS OF SECURITIES: Common Stock, $0.01 par value (the "Common Stock")

Item 2(e).  CUSIP Number:  61945R100

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)  [_]  Broker or dealer registered under section 15 of the Act
          (15 U.S.C. 78o).

(b)  [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)  [_]  An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  [_]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

(5) The Reporting Persons are filing jointly pursuant to a joint filing agreement annexed hereto as Exhibit A.

                               Page 5 of 9 Pages

CUSIP NO.61945R100                     13G                    PAGE 6 OF 9 PAGES

Item 4.  OWNERSHIP.


         (a)    Amount beneficially owned: (6)

                1,206,064

         (b)    Percent of class:

                8.6%

         (c)    Number of shares as to which the person has:

                (i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                       0

                (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                       1,206,064

                (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                       0

                (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                       1,206,064

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not Applicable.

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         Not Applicable.

(6) The controlling member of the Reporting Persons is Harvey Sawikin. The Reporting Persons may be deemed the beneficial owner of 1,206,064 shares (or 8.6% of the outstanding shares of Common Stock of the issuer) in their respective capacities as the investment adviser to Firebird New Russia Fund, Ltd., Firebird Republics Fund, Ltd., Firebird Fund, L.P., and Firebird Avrora Fund, Ltd. (the "Funds") which are the holders of such shares. As the investment advisers of the Funds, the Reporting Persons have voting and investment control with respect to the shares.


                               Page 6 of 9 Pages

CUSIP NO.61945R100                     13G                    PAGE 7 OF 9 PAGES

Item 8.   IDENTIFICATION  AND  CLASSIFICATION  OF MEMBERS OF THE GROUP.

          Not Applicable.

Item 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable.

Item 10.  CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 7 of 9 Pages

CUSIP NO.61945R100                     13G                    PAGE 8 OF 9 PAGES


                                    SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2007

                                    FIREBIRD MANAGEMENT LLC


                                    By:    /s/ HARVEY SAWIKIN
                                          -----------------------------------
                                          Harvey Sawikin
                                          Principal


                                    FIREBIRD ADVISORS LDC


                                    By:    /s/ HARVEY SAWIKIN
                                          -----------------------------------
                                          Harvey Sawikin
                                          Principal


                                    FIREBIRD AVRORA ADVISORS LLC


                                    By:    /s/ HARVEY SAWIKIN
                                          -----------------------------------
                                          Harvey Sawikin
                                          Principal


                               Page 8 of 9 Pages

CUSIP NO.61945R100                     13G                    PAGE 9 OF 9 PAGES

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT

         Firebird Management LLC, Firebird Advisors LDC and Firebird Avrora Advisors LLC in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, hereby agree that the statement on Schedule 13G to which this Agreement is attached as an exhibit is, and any amendments thereto filed by any of us will be, filed on behalf of each such company, that each such company is responsible for the timely filing of the Schedule 13G and any amendments thereto and for the completeness and accuracy of the information concerning such company contained therein.

Dated: February 9, 2007

                                    FIREBIRD MANAGEMENT LLC


                                    By:    /s/ HARVEY SAWIKIN
                                          -----------------------------------
                                          Harvey Sawikin
                                          Principal


                                    FIREBIRD ADVISORS LDC


                                    By:    /s/ HARVEY SAWIKIN
                                          -----------------------------------
                                          Harvey Sawikin
                                          Principal


                                    FIREBIRD AVRORA ADVISORS LLC


                                    By:    /s/ HARVEY SAWIKIN
                                          -----------------------------------
                                          Harvey Sawikin
                                          Principal


                               Page 9 of 9 Pages